Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hailiang Education Group Inc.:

We consent to the use of our report dated October 28, 2015, with respect to the consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows of Hailiang Education Group Inc. (the “Company”) and subsidiaries for the year ended June 30, 2015, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated October 28, 2015, contains an explanatory paragraph that states that as described in Note 18, the Company entered into significant transactions with related parties during the year ended June 30, 2015.

/s/ KPMG Huazhen LLP

Shanghai, China

December 22, 2017